CYBERSPACE VITA, INC.
122 OCEAN PARK BLVD.
SUITE #307
SANTA MONICA, CA 90405


January 22, 2010

BY EDGAR TRANSMISSION AND BY USPS

William H. Thompson
Branch Chief
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.


RE:      CYBERPACE VITA, INC.
         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
         FILED MARCH 16, 2009
         FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2009
         FILED NOVEMBER 2, 2009
         FILE NO. 333-141929

Ladies and Gentlemen:

On behalf of Cyberspace Vita, Inc. (the "Company"), we hereby submit the Company's response to the comment of the staff (the "Staff") of the Securities and Exchange Commission set forth in the Staff's letter, dated December 15, 2009, providing the Staff's comments with respect to the above referenced report(s).

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. References in this letter to "we", "us" and "our" refer to the Company unless the context indicates otherwise.


FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

    1. Please obtain and file a revised audit report that is dated in accordance with Auditing Standards Codification Section AU 530. Based on the auditors consent filed in exhibit 23.1, we assume the date of the audit opinion is a typographical error, and that the report date should be February 25, 2009, not February 25, 2008.

    2. Please have your independent auditors revise the opinion paragraph to opine on each of the balance sheets audited and included in the filing. Refer to Auditing Standards Codification Section AU 508.8

COMPANY RESPONSE:

The date on the audit report is indeed a typographical error and should read "February 25, 2009". The Company will file an amended Form 10-K which corrects this error. We have also included a revised audit opinion in the amended Form 10-K.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL  OVER  FINANCIAL REPORTING, PAGE
F-11

    3. Please  revise  to  provide  a  statement  substantially   in  the  form
       prescribed by paragraph (a)(4) of Item 308T of Regulation S-K.

COMPANY RESPONSE:

The Company has included the statement in its amended Form 10-K.

FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2009

ITEM 4A(T) - CONTROLS AND PROCEDURES PAGE 3

    1. We note that you have not provided an evaluation of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q as required by Item 307 of Regulation S-K. Please revise. In addition, as management did not initially provide such disclosure, tell us how you considered this omission from your conclusion on the effectiveness of your disclosure controls and procedures.

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COMPANY RESPONSE:

We have included the required disclosure in an amended Form 10-Q filed contemporaneously herewith. While the omission was an oversight, the Company recognizes that the failure to make the required disclosure could be indicative of an overall ineffectiveness in the Company's disclosure controls and procedures in general. As a result, the mere fact that the disclosure required by Item 307 was not made requires that the Company conclude that for the period reported such controls were not effective. The Company has now re-examined its disclosure controls and procedures to ensure that such examination is carried out on a going forward basis in the manner required by Rule 13a-15 and thereafter reported in accordance with Item 307.


    2. We note you voluntarily provided management's report on internal control over financial reporting. We also note you concluded at September 30, 2009 that your internal controls over financial reporting "may not be effective." Please revise your conclusion to state in unqualified language whether your internal controls over financial reporting are effective or ineffective. Please refer to Item 308 of Regulation S-K for guidance.

COMPANY RESPONSE:

We have deleted reference to management's report in the amended Form 10-Q. Given the fact that the Company has no operations and nominal assets and liabilities, the sole member of management and the board concluded that the controls were effective at September 30, 2009.

SECTION 302 CERTIFICATION

    3. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respect:

       * In the head note to paragraph four, you included the following language: "I am the registrant's principal executive officer and principal financial officer and." Please remove this verbiage as it is not consistent with the requirements of Item 601(31) of Regulation S-K,

       Please confirm in future filings, including any amendments to this Form 10-Q, that you will revise your certification to comply with the issue noted above.

COMPANY RESPONSE:

We have revised the Section 302 Certification in the amended Form 10-Q and hereby confirm that in future filings that the certification will comply with
Item 601(31) of Regulation S-K.

Please be further advised that the Company acknowledges the following:

      - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

      - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

CYBERSPACE VITA, INC.

By:   /s/ Goeffrey Alison
Geoffrey Alison
Chief Executive Officer

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